Startech Environmental Corporation
                            88 Danbury Road, Suite 2A
                         Wilton, Connecticut 06897-2525
                               Tel: (203) 762-2499
                               Fax: (203) 761-0839


                                October 31, 2007


VIA EDGAR and FEDERAL EXPRESS
-----------------------------

Ms. Jennifer Hardy
Legal Branch Chief
Division of Corporation Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                  Re:  Startech Environmental Corporation
                       Registration Statement on Form S-1
                       Filed September 6, 2007
                       File No. 333-145903

Dear Ms. Hardy:

     On behalf of Startech Environmental Corporation ("we" or the "Company"), we respond as follows to the Staff's comment letter dated September 21, 2007 relating to the above-captioned registration statement on Form S-1. Captions and page references herein correspond to those set forth in the registration statement (the "prospectus"), unless otherwise specified. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

Executive Compensation, page 54
-------------------------------

     1. We note that your summary compensation table contains aspects of the new disclosure rules adopted in Securities Act Release No. 8732A, while other disclosure appearing in your Executive Compensation section contains the disclosure mandated by the rules in existence prior to the adoption of the Release. Although compliance with the new disclosure rules is mandated for fiscal years ended after December 14, 2006, the Division has taken the position that issuers voluntarily complying with aspects of the new rules for fiscal years ended before December 15, 2006, must provide disclosure conforming to all of the new rules. See Question 6 to the Executive Compensation and Related Person Disclosure Transition Q&A, which is available on our website at http://www.sec.gov/divisions/corpfin/faqs/execcompqa.pdf. Accordingly, please revise your Executive Compensation disclosure to comply with each of the new disclosure rules, including:

Ms. Jennifer Hardy
October 31, 2007
Page 2


          o the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K;
          o the outstanding equity awards at fiscal year-end table and option exercises and stock vested table required by paragraphs (f) and
               (g), respectively, to Item 402 of Regulation S-K; and
          o    the director compensation disclosure required by paragraph (k) to
               Item 402 of Regulation S-K.

     We understand that compliance with the new disclosure rules is mandatory for company's whose fiscal years ended after December 14, 2006. We note that the Company has an October 31st fiscal year end. Any disclosure made by the Company that complied with the new disclosure rules was inadvertent, and the Company did not intend to comply with the new disclosure rules until required to do so following its fiscal year ending October 31, 2007. Notwithstanding the foregoing, following the fiscal year ending October 31, 2007, the Company intends to file another amendment to the registration statement to reflect disclosure in compliance with the new rules.

Selling Securityholders, page 62
--------------------------------

     2. Please revise your selling securityholder table to reflect the number of shares you are registering for resale

     Please see the revised prospectus in which the selling securityholder table reflects the number of shares we are registering for resale.

     If you have any questions, please do not hesitate to contact Joshua Davis of Kramer Levin Naftalis & Frankel LLP, outside counsel to the Company, at (212) 715-7787, or me at the above telephone and facsimile numbers.


                                             Very truly yours,

                                             Startech Environmental Corporation

                                             By:  /s/ Peter J. Scanlon
                                             -----------------------------------
                                             Name:    Peter J. Scanlon
                                             Title:   Chief Financial Officer

cc:  Matt Franker
     Joshua Davis
     David J. Levine
     Scott S. Rosenblum